Exhibit 99.1

News Release

For Immediate Release

WEST FRASER ANNOUNCES APPOINTMENT OF ERIC L. BUTLER TO BOARD OF DIRECTORS

VANCOUVER, B.C., May 23, 2023 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) today announced the appointment of Eric L. Butler to its Board of Directors.

Eric Butler is an accomplished executive and leader. Following his retirement from a 32-year career with Union Pacific, one of the largest freight rail providers in North America, he is a corporate director and President and CEO of Aswani-Butler Investment Associates, a private equity firm. Currently, he is a member of the Board of Directors of NiSource Inc., and the Eastman Chemicals Company and has served in the past in a number of appointments, including as the former Chair of the Board of the Federal Reserve Bank of Kansas City – Omaha Branch.

“I am pleased to announce that Eric Butler has been appointed to the Board of Directors and welcome him to West Fraser,” said Hank Ketcham, Board Chair, West Fraser. “He is a well-respected director, bringing a rare blend of operations and commercial perspectives to the boardroom – uniquely important skills given West Fraser’s large and growing presence in the southeastern United States.”

Eric Butler retired from Union Pacific in 2017 as Executive Vice President and Chief Administrative Officer, after a career which saw him lead a wide variety of company functions and initiatives, including marketing and sales, purchasing and supply chain, financial planning and analysis, strategic planning, human resources, industrial engineering and transportation.

Having studied at the Carnegie Mellon University, Eric Butler holds both a Bachelor of Science degree in Mechanical Engineering and a Master of Science degree in Industrial Administration from the university.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. For more information about West Fraser, visit www.westfraser.com.

For More Information

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com